

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Omid Farokhzad, M.D.
Chief Executive Officer
Seer, Inc.
3800 Bridge Parkway, Suite 102
Redwood City, California 94065

> **Re: Seer, Inc.**
> **Amendment No.1 to Draft Registration Statement on Form S-1**
> **Submitted October 30, 2020**
> **CIK No. 0001726445**

Dear Dr. Farokhzad:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1

Description of Capital Stock
Exclusive Forum, page 165

1. We note your response to prior comment 11. Please further revise to state that there is uncertainty as to whether a court would enforce the provision relating to Securities Act claims and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Christina L. Poulsen